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FEB 22 2007
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SECURI[illegible] 07001927 [illegible]ION

CM

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SEC FILE NUMBER
8- 65833

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avisen Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3626 Fair Oaks Blvd., Suite 300

(No. and Street)

Sacramento	California	95864
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Wayne Robello (916) 480-2747

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – *if individual, state last, first, middle name*)

18425 Burbank, Blvd., Suite 606,	Tarzana,	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. Wayne Robello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avisen Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


DAVE BANERJEE
Commission # 1684521
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

Notary Public

Signature A. Wayne Robello

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AVISEN SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2006

AVISEN SECURITIES, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Avisen Securities, Inc.
Sacramento, California

I have audited the accompanying statement of financial condition of Avisen Securities, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avisen Securities, Inc. as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2007

AVISEN SECURITIES, INC.

Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 200,963
Accounts receivable	72,418
Investment	25,000
Property and equipment net of accumulated depreciation of $ 17,254 (Note 3)	130,744
Other assets	505,801
Total assets	$ 934,926

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$ 46,434
Total liabilities	46,434
STOCKHOLDERS' EQUITY	
Common stock	1,491,002
Additional paid in capital	113,000
Retained deficit	(715,510)
Total shareholders' equity	888,492
Total liabilities and stockholders' equity	$ 934,926

AVISEN SECURITIES, INC.

Statement of Income
For the year ended December 31, 2006

REVENUES:	
Bonds	$ 175,650
Commissions	1,621,914
Interest income	10,814
Other income	103,861
Total income	1,912,239
EXPENSES:	
Depreciation	7,800
Clearing charges	218,812
Communications	14,733
Employee compensation and benefits	1,433,782
Occupancy	194,199
Professional fees	139,656
Operating expenses	215,721
Total expenses	2,224,703
NET LOSS BEFORE INCOME TAXES	(312,464)
INCOME TAX PROVISION (Note 5)	
Income tax benefit	94,515
NET LOSS	$ (217,949)

The accompanying notes are an integral part of these financial statements

AVISEN SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December, 2006

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning balance January 1, 2006	$ 1,291,002	$ 103,000	$ (497,561)	$ 896,441
Proceeds from common stock	200,000			200,000
Capital contributions		10,000		10,000
Net loss			(217,949)	(217,949)
Ending balance December 31, 2006	$ 1,491,002	$ 113,000	$ (715,510)	$ 888,492

The accompanying notes are an integral part of these financial statements.

AVISEN SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (217,949)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	7,800
(Increase) decrease in:	
Accounts receivable	10,813
Other assets	(60,793)
Increase (decrease) in	
Accounts payable	28,563
Total adjustments	(13,617)
Net cash used in operating actitivies	(231,566)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(70,795)
Net cash used in investing activities	(70,795)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from common stock	200,000
Capital contributions	10,000
Net cash provided by financing activities	210,000
Decrease in cash	(92,361)
Cash at beginning of year	293,324
Cash at end of year	$ 200,963
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Avisen Securities, Inc.
Notes to Financial Statements
December 31, 2006

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Avisen Securities, Inc. (the "Company").was formed in 2002 under the laws of California, as a "C" corporation.

The firm received its independent broker dealer registration on August 20, 2003 and is currently registered in twenty four (24) states as well as with the National Association of Securities Dealers (NASD), Securities and Exchange Commission (SEC), The Commodity Future Trading Commission, National Futures Association, and the Municipal Security Rulemaking Board (MSRB) and SIPC.

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of exempt and non-exempt government securities and accepts trades in equities, corporate fixed income and municipal issues. Trades are cleared on a fully disclosed basis through Pershing.

SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Trades are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using straight line method aver a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in blank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Securities owned are valued at market. The resulting differences between cost and market are included in income.

The Company and its stockholders have elected "C" company status under the federal and state tax laws.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Avisen Securities, Inc.
Notes to Financial Statements
December 31, 2006

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

COMPREHENSIVE INCOME

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2006.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2006 the Company's net capital of $201,947 exceeded the minimum net capital requirement by $196,947 and, the Company's ratio of aggregate indebtedness ($46,434) to net capital was 0.23 to 1, which is less than 15:1 ceiling required.

Note 3: FIXED ASSETS

At December 31, 2006 fixed assets consist of the following:

Furniture & Equipment	$	147,988
Less: Accumulated depreciation		(17,254)
	$	130,744

Avisen Securities, Inc.
Notes to Financial Statements
December 31, 2006

Note 4: LEASE OBLIGATIONS

The firm is operating on a month-to-month sublease. The sublease is with Brown Robello Capital Management, LLC, the principals of which are the firm's shareholders'. The sublease calls for monthly payment of $8,508 with a 30-day notice of cancellation.

The Company entered into a telephone equipment lease for 48 months beginning September 1, 2003. Future lease payments are as follows:

Year	Amount
2007	2,918

The Company entered into an office copier lease for 36 months beginning July 1, 2004. Future lease payments are as follows:

Year	Amount
2007	835

Note 5: INCOME TAXES

The component of the income tax provision (benefit) for the year ended December 31, 2006 is as follows:

Tax benefit at December 31, 2005	$	(288,354)
Current		(95,315)
Tax benefit at December 31, 2006	$	(383,669)

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses. At December 31, 2006 deferred tax assets and liabilities were not significant.

The net Federal tax receivable of $383,669 is included in other assets.

Note 6: GOING CONCERN

The firm is a development stage company and has not earned enough revenue to support its direct expenses. The viability of the firm is a function of the shareholder's capital and future capital contributions, as well as its ability to meet a projected business plan.

AVISEN SECURITIES, INC.

Statement of Net Capital
Schedule I
December 31, 2006

	Focus 12/31/2006	Audit 12/31/2006	Change
Stockholders' equity, December 31, 2006	$ 807,622	$ 888,492	$ (80,870)
Subtract - Non allowable assets:			
Accounts receivable	50,000	50,000	
Fixed assets	130,744	130,744	-
Other assets	410,485	505,801	95,316
Tentative net capital	216,393	201,947	14,446
Haircuts:	-	-	
NET CAPITAL	216,393	201,947	14,446
Minimum net capital	(5,000)	(5,000)	
Excess net capital	211,393	196,947	14,446
Aggregate indebtedness			
Accounts payable	31,988	46,434	(14,446)
Ratio of aggregate indebtedness to net capital	0.15%	0.23%	

The differences were caused by year end tax benefit computations and accruals

The accompanying notes are an integral part of these financial statements.

AVISEN SECURITIES, INC.

December 31, 2006

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Avisen Securities, Inc.
Sacramento, California

In planning and performing my audit of the financial statements of Avisen Securities, Inc. for the year ended December 31, 2006, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Avisen Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
Avisen Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2007

END